UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 20, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS FIRST QUARTER 2010 NET INCOME OF $10.1 MILLION; $0.28
PER SHARE.

PANAMA CITY, April 20, 2010 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the first quarter ended March 31, 2010.

First Quarter Business Highlights
•
Net Income (*) for the first quarter 2010 amounted to $10.1 million, compared to $11.9 million in the fourth quarter 2009, and $16.7 million in the first quarter 2009.  Net interest margin reached 1.71% in the first quarter 2010, up from 1.60% in the fourth quarter 2009, and 1.50% in the first quarter 2009.  First quarter 2010 operating expenses increased 1% over the fourth quarter 2009, and decreased 10% from the first quarter 2009.

•
The Commercial Division’s Net Income for the first quarter 2010 amounted to $14.2 million, mainly driven by portfolio growth and the impact of an improved risk profile on provisions, compared to $11.8 million in the fourth quarter 2009, and $7.5 million in the first quarter 2009.  The average commercial portfolio balances stood at $3.1 billion, an increase of 5% from the fourth quarter 2009, and a 3% increase compared to the first quarter 2009.  Disbursements during the first quarter 2010 reached $1,254 million, a 3% increase over the previous quarter, and a 51% increase from the first quarter 2009.

•
The Treasury Division reported a Net Loss in the first quarter 2010 of $2.8 million, compared to a Net Loss of $0.5 million in the fourth quarter 2009, and $1.0 million in Net Income in the first quarter 2009.  The first quarter 2010 loss was mostly attributable to net losses on the valuation of hedging instruments stemming from the downward trend in market interest rates. The Bank´s weighted average funding costs decreased 18% quarter-on-quarter to 1.43%.

•
The Asset Management Division reported a Net Loss in the first quarter 2010 of $1.4 million, compared to Net Income of $0.6 million in the fourth quarter 2009, and Net Income of $8.2 million in the first quarter 2009.  The loss in the first quarter 2010 was mostly the result of a $1.5 million trading losses in the Investment Fund.

•
The book value per common share increased 1% compared to the previous quarter to $18.59 in the first quarter 2010, up 13% compared to the first quarter 2009.   The Bank’s Tier 1 capital ratio as of March 31, 2010 was 24.6%, compared to 25.8% as of December 31, 2009, and 21.7% as of March 31, 2009, while the leverage ratio as of these dates was 5.8x, 5.7x, and 6.8x, respectively.  The Bank’s equity consists entirely of common shares.

(*) Net income attributable to Bladex (“Net Income”).

 CEO's Comments

"The environment Bladex faced during the first quarter continued to reflect the combined impact of a gradual recovery in economic growth rates and the Region’s credit, improved liquidity levels and lower cost of funds, and risk levels that appear to have stabilized.  Within this scenario, Bladex was quite pleased to see that, for the first time in four years, the seasonably weak January through March period recorded an expansion in average portfolio balances.

The careful re-leveraging of the Bank, based on a prudent expansion of Bladex’s franchise to service the increasing numbers of Latin American companies doing business regionally, remains at the core of what the Bank has planned for 2010. In doing so, Bladex is operating with the benefit of a very strong capitalization that allows ample room for growth, along with an expanding Commercial Division team and footprint, developing opportunities in market niches where the Bank’s competitive position is especially strong. The results of these efforts will take some time to fully bear fruit but, judging from the progress achieved in the previous three months, the trends are encouraging indeed.  A larger portfolio will result in higher revenues, decreased concentrations and improved ROE levels.

The Treasury and Asset Management divisions struggled a bit during the quarter.  From a medium term perspective, however, Bladex remains confident about their performance. The Asset Management Division has operated profitably in 12 out of 16 quarters since its inception in 2006, and has contributed a net of more than $43 million in Net Income to the Bank’s results.  Most importantly for the long term, the Fund’s balances under management continue to gradually increase. For its part, the Treasury Division’s results for the quarter were impacted by the valuation of interest rate swaps used to hedge the interest rate risk of the Bank's securities portfolio, a cost Bladex considers well worth paying.

In conclusion, Bladex possesses all of the elements needed to execute the strategy for the remainder of 2010, while we continue positioning the Bank for significantly improved results and value over the next few years."

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q10	4Q09	1Q09
Net Interest Income	$16.3	$15.2	$15.4
Net Operating Income (Loss) by Business Segment:
Commercial Division	$10.6	$11.2	$12.8
Treasury Division	$(2.8)	$(0.5)	$1.0
Asset Management Division	$(1.7)	$0.8	$8.5
Net Operating Income	$6.1	$11.6	$22.3
Net income	$9.8	$12.1	$17.0
Net income (loss) attributable to the redeemable noncontrolling interest	$(0.3)	$0.2	$0.3
Net Income attributable to Bladex	$10.1	$11.9	$16.7

Net Income per Share (1)	$0.28	$0.33	$0.46
Book Value per common share (period end)	$18.59	$18.49	$16.50
Return on Average Equity (“ROE”)	6.1%	7.1%	11.4%
Operating Return on Average Equity ("Operating ROE") (2)	3.7%	6.9%	15.2%
Return on Average Assets (“ROA”)	1.1%	1.3%	1.6%
Net Interest Margin	1.71%	1.60%	1.50%
Efficiency Ratio (3)	62%	46%	33%

Tier 1 Capital (4)	$684	$679	$655
Total Capital (5)	$718	$712	$693
Risk-Weighted Assets	$2,779	$2,633	$3,014
Tier 1 Capital Ratio (4)	24.6%	25.8%	21.7%
Total Capital Ratio (5)	25.8%	27.0%	23.0%
Stockholders’ Equity	$681	$676	$601
Stockholders’ Equity to Total Assets	17.2%	17.4%	14.6%
Other Comprehensive Income Account ("OCI")	$(6)	$(6)	$(57)

Leverage (times) (6)	5.8	5.7	6.8
Liquid Assets / Total Assets (7)	8.3%	10.4%	13.7%
Liquid Assets / Total Deposits	24.2%	32.0%	46.3%

Non-Accruing Loans to Total Loans, net	1.8%	1.8%	0.0%
Allowance for Credit Losses to Commercial Portfolio	3.0%	3.2%	3.2%

Total Assets	$3,962	$3,879	$4,108

Footnotes:

(1)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(2)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(3)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(4)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(5)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(6)	Leverage corresponds to assets divided by stockholders’ equity.

(7)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2010, Bladex had disbursed accumulated credits of approximately $163 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 21, 2010 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through June 22, 2010.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 49698537.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com